Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in registration statement No. 333-124577 on Form S-3 of Superior Essex Inc. of our reports relating to the consolidated financial statements and financial statement schedule dated March 15, 2006 (which report contains explanatory paragraphs that describe a change in method of accounting and application of AICPA Statement of Position 90-7, “Financial Reporting by Entities in Reorganization Under the Bankruptcy Code” to the consolidated financial statements of Superior Essex Inc.), and our report dated March 15, 2006 relating to management’s report on the effectiveness of internal control over financial reporting appearing in the Annual Report on Form 10-K of Superior Essex Inc. for the year ended December 31, 2005.

/s/ DELOITTE & TOUCHE LLP

Atlanta, Georgia
May 26, 2006